UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)

Under the Securities Exchange Act of 1934

TEL-INSTRUMENT ELECTRONICS CORP.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

879165207

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879165207

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) VINCENT J. DOWLING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 392,552(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 392,552(1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,552(1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.87%(3)
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Consists of: (i) 139,216 shares of common stock, par value $0.10 per share (“Common Stock”), owned by IRA FBO Vincent J. Dowling Jr. Pershing LLC as Custodian Roth Conversion Account; (ii) 200,000 shares of Common Stock owned by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA; (iii) 3,336 shares of Common Stock held in IRA accounts for the benefit of Vincent J. Dowling Jr.’s daughter (1,112 shares) and two sons (1,112 shares each), for which Mr. Dowling exercises control; and (iv) 50,000 shares of Common Stock subject to currently exercisable warrants owned by Millennium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA.

(2)	Does not include 333,333 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) which are held by Millennium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA. Pursuant to certain restrictions with respect to the Series A Preferred Stock set forth in Certificate of Amendment to the Certificate of Incorporation filed by the Company with the Secretary of State of the State of New Jersey on November 8, 2017, such shares may not be converted into shares of Common Stock within the next 60 days. Mr. Dowling has sole beneficial ownership of such shares of Series A Preferred Stock.

(3)	The percent of class has been calculated based upon 3,255,887 shares of Common Stock issued and outstanding as of the date hereof.

Item 1     (a)     Name of Issuer:

                          Tel-Instrument Electronics Corp. (the “Company”)

                (b)     Address of Issuer’s Principal Executive Offices:

                          One Branca Road

                          East Rutherford, NJ 07073

Item 2    (a)      Name of Person Filing:

                          Vincent J. Dowling, Jr.

                (b)     Address of Principal Office, or if None, Residence:

                          7 Sea Court

                          Vero Beach, FL 32963

                (c)     Citizenship:

                          United States

                (d)     Title of Class of Securities:

                          Common Stock, $0.10 par value per share

                (e)     CUSIP Number:

                          879165207

Item 3     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                Not Applicable

Item 4    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

          Please see Item 9 of cover page.

(b)     Percent of Class:

          Please see Item 11 of the cover page.

(c)     Number of shares as to which such person has:

          (i)       Sole power to vote or to direct the vote:

                     Please see Item 5 of the cover page.

          (ii)     Shared power to vote or to direct the vote:

                     Please see Item 6 of the cover page.

          (iii)    Sole power to dispose or to direct the disposition of:

                     Please see Item 7 of the cover page.

          (iv)    Shared power to dispose or to direct the disposition of:

                     Please see Item 8 of the cover page.

Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8    Identification and Classification of Members of the Group:

Not Applicable

Item 9    Notice of Dissolution of Group:

Not Applicable

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.